

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2015

Via E-mail
Alton Perkins
Chief Executive Officer
AmericaTowne, Inc.
353 E. Six Forks Road, Suite 270
Raleigh, North Carolina 27609

> **Re:** **AmericaTowne, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed December 11, 2014**
> **Response dated January 13, 2015**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed October 31, 2014**
> **File No. 000-55206**

Dear Mr. Perkins:

We have reviewed your above mentioned filings and response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed December 11, 2014

Item 2. Financial Information, page 36

Critical Accounting Policies, page 38

1.   We note your response to comment 1. It remains unclear how you recognize revenue for AmericaTowne Platform services. Please clarify whether any platform related revenue is recognized at the time an arrangement is signed. If so, please explain how you allocate consideration received at that time between multiple deliverables. Also confirm whether you defer recognition for items delivered later, such as access to platform, participation in Sample and Test Market program.

2.   We note your response to comment 2. You state that the company is recognizing all costs of doing business pursuant to ASC 225-10-S99-4/SAB Topic 5:T, however, it is unclear how the company is recognizing costs incurred by Yilaime related to unconsummated arrangements. Please clarify. In that regard, also tell us how you considered the guidance in ASC 605-45-45 in determining that gross versus net presentation is appropriate for the service fee, transaction fee and licensing fee revenues related to the services provided by Yilaime for market research, analysis and exporting process assistance prior to the consummation of an arrangement. Include in your response your consideration of paragraphs 4-18 of ASC 605-45-45 in arriving at your conclusion.

3.   We note your response to comment 3. Please file an Item 4.02 8-K and amend your Form 10-Q for the quarter ended September 30, 2014 for the restatement, or advise us. In preparing your amended 10-Q, please (i) fully comply with paragraphs ASC 250-10-45-22 through 24 and 250-10-50-7 through 10; (ii) update all affected portions of the document, including MD&A; and (iii) label the appropriate columns on your financial statements as restated. Please note that updated disclosures under Item 4 of your Form 10-Q/A should include (i) a discussion of the restatement and the facts and circumstances surrounding it; (ii) changes to internal controls over financial reporting; and (ii) anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to Items 307 and 308 of Regulation S-K.

4.   Please confirm that deferred revenues represent cash received. Also tell us why your accounts receivable and related revenue was reversed in the restatement.

        You may contact Kenya Gumbs, Senior Staff Accountant, at 202-551-3373 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at 202-551-3310, Paul Fischer, Senior Counsel, at 202-551-3415 or me at 202-551-3810 with any other questions.

                                Sincerely,

                                /s/ Robert S. Littlepage, for

                                Larry Spirgel
                                Assistant Director